UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act Of 1934

Youth Enhancement Systems, Incorporated

(Name of Registrant as specified in its charter)

Florida	52-2369185
(State or other jurisdiction of incorporation or jurisdiction)	(I.R.S. Employer Identification Number)

4770 Biscayne Blvd, Suite 1400, Miami, Florida 33137

(Address of principal executive offices)

Registrant’s telephone number, including area code: 305-576-6889

Copies of communications to:

Melissa K. Rice

PO Box 20425, Sarasota, Florida 34276

Telephone: 941/923-4350 Facsimile: 941/955-6690

Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common stock, par value $.0001	Over-the-Counter Bulletin Board

i

EXPLANATORY NOTE

We are filing this General Form for Registration of Securities on Form 10-SB to register our common stock, par value $.0001, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Section 12(g) generally requires registration within 120 days after the last day of the first fiscal year in which an issuer has total assets exceeding $10 million and a class of equity security held of record by 500 or more persons.

Once we have completed this registration, we will be subject to the requirements of Regulation 13A under the Exchange Act, which will require us to file annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g).

Unless otherwise noted, references in this registration statement to “Youth Enhancement” the “Company,” “we,” “our” or “us” means Youth Enhancement Systems, Inc., a Florida corporation. Our principal place of business is located at 4770 Biscayne Blvd., Suite 1400, Miami, Florida 33137. Our telephone number is (305) 576-6889.

FORWARD LOOKING STATEMENTS

There are statements in this registration statement that are not historical facts. These “forward-looking statements” can be identified by use of terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions. You should be aware that these forward-looking statements are subject to risks and uncertainties that are beyond our control. For a discussion of these risks, you should read this entire Registration Statement carefully, especially the risks discussed under “Risk Factors.” Although management believes that the assumptions underlying the forward looking statements included in this Registration Statement are reasonable, they do not guarantee our future performance, and actual results could differ from those contemplated by these forward looking statements. The assumptions used for purposes of the forward-looking statements specified in the following information represent estimates of future events and are subject to uncertainty as to possible changes in economic, legislative, industry, and other circumstances. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives require the exercise of judgment. To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and, accordingly, no opinion is expressed on the achievability of those forward-looking statements. In the light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this Registration Statement will in fact transpire. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We do not undertake any obligation to update or revise any forward-looking statements.

PART I

ITEM 1. BUSINESS

BUSINESS DEVELOPMENT

Youth Enhancement Systems, Inc. was originally incorporated on June 4, 2002 under the laws of the State of Florida. This corporation was merged with MaxPlanet Corporation, (“MaxPlanet’), a Florida corporation on June 2, 2006. MaxPlanet, the surviving corporation changed its name to Youth Enhancement Systems, Inc., (“Youth Enhancement” or “YEHS,” or the “Company”). MaxPlanet, originally a Delaware corporation, was incorporated in October 1982 as Robotic Systems & Technology, Inc., (“Robotic Systems”). Robotic Systems became publicly traded upon the declaration of effectiveness on April 22, 1983 when it filed its Registration Statement on Form S-18 with the U.S. Securities and Exchange Commission. From approximately 1983 through November 1993, Robotic Systems had virtually no business operations.

On October 14, 1994, Robotic Systems changed its name to Concord International Group, Inc. (“Concord”). Concord at this time was still a Delaware corporation. From 1994 through the end of 1997, Concord made several acquisitions, each of which were either unsuccessful ventures or were rescinded after consummation. On July 10, 1997, Concord filed an Agreement of Merger with the State of Delaware, merging the company with Maxnet, Inc., a Delaware corporation. The company then changed its name to Maxnet, Inc., a Delaware corporation. On July 20, 1999, Maxnet, Inc. changed its name to MaxPlanet Corporation. On May 23, 2006 MaxPlanet filed with the State of Florida for domestication and on June 2, 2006, MaxPlanet and Youth Enhancement completed their merger, with MaxPlanet, as the survivor, then changing its name to “Youth Enhancement Systems, Inc.”

Our fiscal year ends December 31st of each year. Youth Enhancement, before the merger, had not filed for any bankruptcy, receivership or similar proceeding. MaxPlanet filed for Chapter 13 Bankruptcy in June of 2005 for the purpose of obtaining possession of a property that it owned but could not gain access to through the state courts. The Bankruptcy was withdrawn on November 22, 2005. On September 26, 2005, MaxPlanet filed a Form 15 declaring its intent not to file current reports under the Securities Exchange Act of 1933. Subsequent to our merger with Youth Enhancement the decision was made to again become a reporting company. During the last three fiscal years, we have not been subject to the reporting requirements of the Exchange Act of 1934, as amended. As such, we have not filed any reports with the Securities and Exchange Commission, however, by this filing we intend to become fully reporting.

We are engaged in the business of Electronic & Multi Media Retailing (print, radio, television and the internet). We consider ourselves an emerging leader in the use of direct response transactional television programming, known as infomercials, to market consumer products. Management believes our advertising plan will expose our products into more than 370 million households in 70 countries worldwide.

Our marketing strategy is to identify and secure exclusive distribution agreements with owners of unique, consumer-driven, innovative products that provide solutions to known consumer buying patterns. We then offer these retail products to consumers through electronic media using broadcast, cable, satellite television and the Internet. We focus on presenting consumer products at competitive prices that can leverage the visual appeal of television, including our main product offerings, ProCede, a hair loss product, The Clean Between Machine, a dental hygiene product and Back Yard Drills with Bill Parcell, an instructional DVD about football. Our programming is transmitted by satellite to cable television systems, direct broadcast satellite systems, television broadcasting stations, print, radio and the Internet across the United States and European Countries. Revenues are generated from the sales of merchandise we offer through our programming.

PRINCIPAL PRODUCTS

We have an infomercial library of several products. The principal products we currently market are as follows:

ProCede

ProCede is a hair-thinning treatment system for men. According to industry sources it ranks as one of the top three aired infomercials of all health and beauty products in the United States. It is the only hair product on the market that requires only one application every 90 days.

We have acquired the exclusive worldwide rights to this product. We plan to maximize brand awareness with an eventual launch into retail stores.

Backyard Drills

Backyard Drills is a football coaching DVD set by Bill Parcells, a highly respected NFL coach, designed to teach dads to help coach their sons with real pro coaching secrets. This DVD also includes more than a dozen NFL players appearing during the video.

We have acquired the exclusive worldwide rights to this product. The spot has already tested successfully and we have taken over the rights for rollout.

Clean Between Machine

This was a successful direct response product selling millions of units via direct response and retail some years ago. It is a multifunctional patented machine that removes plaque, polishes teeth, cleans the tongue for long lasting fresh breath and improved taste, and stimulates and massages gums. We have created a new offer that will include two (2) Clean Between Machines with all of the attachments; including the sonic toothbrush attachment. In development is an updated model, the Clean Between Machine Pro, for which we have the first right of refusal to market. This new model includes a new stain remover attachment, is now rechargeable, and has a built in timer.

The Company has acquired the worldwide rights to the product. Our goal is to maximize domestic and international sales of this product during the next six months. We are also planning to have the product in retail stores within nine months and within the year offer a new and improved model.

Additional Products

We have several other products that are in the development stage. As they are developed we will begin to roll them out through our traditional sales methods.

Our Principal Competitive Strengths

We believe we have the following principal competitive strengths, which position us to further grow and become a dominant player in our industry:

•

We use direct response marketing designed to solicit a response that is specific and quantifiable directly from the consumer/end-user of our products. This affords us the ability to promote and sell its products on a mass scale, instead of soliciting sales one consumer at a time (such as telemarketing).

•	Our advertising dollars are spent soliciting sales, which in turn promote and build the brand. This ensures brand awareness without the need to budget the branding dollars of traditional retailers.

•

When a products attributes may be communicated quickly our direct response marketing is done in short infomercial like television spots. Lasting one, two, or five minutes these short infomercials generate the product message without the extraordinary costs of traditional infomercials.

Our Growth Strategies

In order to capitalize on our competitive advantages and to realize our goal of growing to become a dominant player in our industry, we intend to pursue growth strategies that include the following:

•	We plan to continue development of our forecasting model, enabling us to increase gross margins through just-in-time inventory procedures for better profitability.

•	We intend to continue expansion in other promising products and markets and develop a credible plan to improve operating efficiencies and drive revenue growth.

•	We are currently expanding into additional markets within the United States and International markets.

Distribution Methods

We buy media for and advertise products that we own the rights to distribute and sell. Revenues are primarily generated through direct response television, radio, print and Internet advertising. We list a phone number and the consumer calls our call center to order the product they want. The call center takes the order and processes a credit card given by the customer. When the payment is made by the bank that issues the credit card to the call center’s credit card processing department, the payment is forwarded to us. We additionally license our products and our advertising through distributors who invest in media and take a larger percentage of the sales. These distributors purchase the goods from us at wholesale and take on the responsibility of marketing our products.

We analyze results from our marketing and advertising regularly. Because our products are marketed through direct response television and other mediums, our success in terms of operating a profitable business is contingent upon an analysis of return on investment on the media dollars spent to advertise a particular product or brand. Therefore, we must closely evaluate our performance on a daily basis to make sure that we are profitable in our media mix, that we have sufficient inventory to supply our customers and that we fulfill our financial responsibilities in terms of paying vendors and affiliates that assist in our overall marketing strategy. When any of these components fail to deliver efficiently, evaluation and analysis of the deficiencies with the appropriate corrections are quickly implemented in order to maintain profitability.

CURRENT NEW PRODUCT ANNOUNCEMENTS

Our goal is to continually seek out innovative consumer products to market and distribute profitably. We believe that a large library of infomercial programs, together with our experience in product sourcing, telemarketing, order fulfillment and customer service, will give us a competitive advantage over other companies in the marketplace. While the Company incurs certain initial and ongoing costs in connection with adapting a product and producing the infomercial for specific markets, the primary expenses are incurred when the product/infomercial is first developed for its target market. Thus, as we decide to introduce a product in additional markets, we can do so quickly, efficiently and relatively inexpensively. We believe that by further expanding our coverage into other parts of the world, we will be able to leverage our library of infomercial programs and associated products by extending the time period during which each product generates revenues.

INDUSTRY OVERVIEW

The infomercial industry was first developed in the United States after the FCC rescinded its limitations on advertising minutes per hour in 1984, thereby permitting 30-minute blocks of television advertising. The deregulation of the cable television industry and the resulting proliferation of cable channels increased the available media time and led to the growth of the United States infomercial industry. Producers of infomercials combined direct response marketing and retailing principles within a television talk show-type format and purchased media time from cable channels to air their infomercials. After an initial growth period, the industry consolidated through the end of the 1980’s. At the same time, increased attention from the FTC and the federal and state consumer protection agencies led to greater regulation of the industry and to the development of the National Infomercial Marketing Association as a self-regulatory organization. By the early 1990’s, infomercials and home shopping cable channels had become a more accepted forum for obtaining information about products and services and making purchases from home. As the infomercial industry has matured, the variety of products marketed through infomercials has steadily increased. Today, offerings as diverse as car care products and computers are marketed through infomercials.

The development of the international infomercial industry began in Western Europe following the initial industry development in the United States. The industry expanded throughout Europe and then into non-European markets through the early 1990’s and continues to expand into other worldwide markets. Whereas domestically, distribution of products through infomercials is viewed as an alternative to retail, mail order and other means of distribution, in many international markets distribution through traditional channels is not readily accessible to many consumers. As a result of these factors, we believe that we have an opportunity to be one of the primary distributors of innovative consumer products in the International marketplace.

Our goal is to be recognized as a leader in direct marketing. Through direct response television programming and integrated consumer marketing techniques, we are pursuing a business strategy focusing on: (i) increasing the utilization of our global relationships, (ii) developing and marketing innovative consumer products to develop our library of infomercial programs and (iii) engineering an efficient business model for the conduct of our direct response business. We intend to continue to explore new ways to effectively utilize and leverage worldwide distribution, reach and capability.

PRODUCT DEVELOPMENT

Our product development/marketing department is the most vital component of the company. We actively search for and analyze new products that may be suited for direct response television marketing and subsequent marketing through non-infomercial distribution channels. We analyze new product ideas from a variety of sources, including inventors, suppliers, trade shows, industry conferences, strategic alliances with manufacturing and consumer product companies and we have an ongoing review of new developments in our targeted product categories. As a result of our prominence in the infomercial and retail television industry, we also receive unsolicited new product proposals from independent third parties. Once we decide a product fits our model, we generally purchase the rights to distribute the product; seldom do we purchase the product directly.

During the evaluation phase of product development, we evaluate the suitability of the product for television demonstration and explanation as well as the anticipated perceived value of the product to consumers. Further, we determine whether an adequate and timely supply of the product is available and analyze whether the estimated profitability of the product satisfies our business model.

We are also devoting attention to the development of products specifically targeted to markets outside of North America. We have reviewed our infomercial library for those products that we believe will be successful in Europe, Asia and/or other international markets. When a product, that was initially sold domestically, is selected for international distribution, the infomercial is dubbed and product literature is created in the appropriate foreign languages. In addition, a review of the products and the infomercial’s compliance with applicable local laws is completed. The company has an exclusive agreement with Global DR (“Global”), an International sourcing and distribution company (“Global”) with distribution in over 70 countries worldwide. The agreement grants us exclusive rights on a right of first refusal basis to license Global’s internationally successful products and infomercials for marketing in the United States market. Conversely, the agreement grants Global the exclusive right to distribute our products in its distribution stream world wide. Global is conducting an eighteen country test in Latin America to determine market acceptance of ProCede. Upon a successful test, our licensed distributor will then begin airing the infomercial internationally. We also have, on a non exclusive basis, an agreement with international distribution leader Thane International, whereas Thane may distribute our products overseas. The Company has recently shipped 500 units of its main product ProCede to Greece.

Once we decide to bring a product to market, we arrange for the production of an infomercial, that may be 1, 2, 5 or 30 minutes in length. When making a determination of the length of the infomercial several factors are considered. Some of those factors are the cost of the product and the time it takes to provide in-depth demonstrations and explanations of the product. We also take into consideration the territory in which it may be viewed in the future. In International markets there are limited, if any, short form time spots available on television, therefore if our intentions are to market a product internationally we must produce the spots in 30 minute time frames.

Once we have made a determination as to the length of the message we are relaying to the market we attempt to present a product in an entertaining and informative manner utilizing a variety of program formats. Our infomercials are currently produced in-house by contracting with an established independent producer who works under our direction. The cost of producing an infomercial generally ranges from $25,000 to $350,000. In addition, producers, hosts and spokespersons generally receive fees based upon sales of the products.

Following completion of the production of an infomercial, the program is then tested in the United States in specific time slots (based on the products targeted consumer base) on both national cable networks and targeted broadcast stations. If a show achieves acceptable results in the market tests, it is generally aired on a rapidly increasing schedule on cable networks and broadcast channels.

During this initial phase, we may modify the creative presentation of the infomercial and/or the retail pricing, depending upon viewer response. After the initial marketing phase, we may adjust the frequency of a program’s airing to achieve a schedule of programs that we believe maximizes the profitability of all of the products being marketed through infomercial programming at a given time.

MEDIA ACCESS

An important aspect of our ability to successfully market products is access to media time. Infomercial programming is available to us through licensed distributors to more than 370 million households in 70 countries worldwide, including Argentina, Australia, Austria, Belarus, the Benelux countries, Brazil, China, Denmark, Ecuador, most Eastern European countries, Finland, France, Germany, Greece, Ireland, Italy, Japan, Mexico, most Middle Eastern countries, New Zealand, Norway, Peru, Portugal, Russia, Spain, most South American countries, Sweden, Switzerland, Taiwan, Turkey, Ukraine and the United Kingdom.

Internationally, the infomercials are aired on one or more of three technologies by licensed distributors: (i) satellite transmission direct to home with satellite reception dishes; (ii) cable operators who retransmit satellite broadcasts to cable-ready homes and (iii) terrestrial broadcast television.

Domestically, we purchase most of our cable television time directly from cable networks and their respective media representatives. In addition to airtime purchased on cable networks, we purchase broadcast television time from network affiliates and independent stations. Broadcast television time segments are purchased primarily in 30-minute spots. We believe there is currently an adequate supply of broadcast television time available from these sources to satisfy our needs. We are dependent on having access to media time to televise our infomercials on cable networks, satellite networks, network affiliates and local stations.

COMPETITION

The direct response industry in general is highly competitive. The market leaders fluctuate constantly, as those with the popular products and shows can dominate the airwaves and control media time because they have a product that warrants the purchase of time. In managements’ opinion, no one company, however, has or can claim any stable market share. We compete directly with companies that generate sales from both long form and short form infomercials. We also compete with a large number of consumer product companies and retailers who have substantially greater financial, marketing and other resources than us, some of which have commenced or indicated their intent to conduct direct response marketing. There also exists a threat from competitors who attempt to copy a successful product we market and market their copied product at significantly lower prices than we may to sell ours. Products similar to ours may also be sold in department stores, pharmacies, general merchandise stores, over the Internet, in newspapers magazines and direct mail advertising, thereby diminishing our competitive advantage. As we are a newer entrant into the direct response market, it is management’s opinion that there are significantly more established direct response companies who are better financed, have more credit and higher revenues than us. However, we believe that our overall experience in areas of media placement, proven creative talent, sourcing and direct retailing experience along with our unique products, including patents on some of those products give us a competitive advantage that can potentially offset our disadvantages.

PRODUCT SOURCES

The ProCede product is manufactured by Hawkeye-Jensen, Inc. in Pennsylvania. The facility is an FDA approved manufacturing plant, where the blending and bottling is performed. The finished product is then transported to a distribution center in Dallas, Texas that we contract with to ship our product.

The Backyard Drills DVD has been outsourced to a duplication facility. Upon completion, it is transported to the distribution center.

All other and future products are or will be outsourced for manufacturing and/or packaging.

PATENTS, TRADEMARKS, LICENSES, FRANCHISES, ROYALTY AGREEMENTS

Patents:

The Company has no patents in its own name, nor has it applied for any patents. Our hair-thinning treatment product, ProCede, however, is a patented product. In addition, the product is protected internationally by a PCT (Patent Cooperation Treaty) filing, which allows us the right to file for patent protection in various foreign countries in which we intend to market ProCede. All patent rights are currently owned by the product’s inventor. We develop, manufacture, market and sell ProCede under an exclusive, world-wide license agreement with the inventor. The license expires on March 26, 2011, at which time we have the exclusive right to purchase the product, the formula for the product and all intellectual property rights associated with the product including, the patents and any patents pending.

Trademarks:

The following chart shows the status of the Company’s trademark filings. All trademarks have been filed with the United States Patent and Trademark Office.

MARK	SERIAL #	DATE OF FILING	PUBLISHED	NOTICE OF ALLOWANCE	STATEMENT OF USE/ EXTENSION OF TIME	STATUS
THE OVERNIGHT MIRACLE	76/475,309	12/11/02		11/2/04	STATEMENT DUE: 11/2/06 1st ext. filed: 5/2/05 2 ext. filed: 1/17/06 3rd ext. filed: 5/2/06	PENDING 12/11/03 - Non-final office action mailed 4/15/04 - Response to Office Action filed Status as of 6/1/04 - application approved for publication

THE MIRACLE 1 MINUTE MAKEOVER	76/475,308	12/11/02	1/11/05	4/5/05	STATEMENT DUE 4/5/06 1st ext filed: 10/5/05	REGISTERED Reg. No. 3,136,166 Date: 8/29/06 Sec. 8 and 15 due: 8/29/11 through 8/28/12 Renewal: 8/28/16

PROCEDE	78/277,164	7/22/03	9/21/04	12/7/04	STATEMENT DUE 6/7/05 STATEMENT OF USE FILED: 2/14/05	REGISTERED Date of Reg: 6/7/05 Reg. #: 2,961,097 Sec 8 & 15 due: 6/8/10 but no ltr than 6/7/11 RENEWAL: 6/7/15

YES YOUTH ENHANCEMENT SYSTEMS	77/002,476	9/19/06				PENDING Filed as a use application

Licenses and Royalties:

ProCede – We develop, manufacture, market and sell our hair-thinning product ProCede, under an exclusive world-wide license with the inventor of the product. The inventor is paid a monthly licensing fee during the term of the license, which expires on March 26, 2011. At that time, we have the option to purchase all of the inventor’s right, title, and interest in the product, the formula for the product and all intellectual property relating to the product including the patents and any patents pending, Patent Cooperation Treaty rights and other application, if any, relating to the product. The purchase price allows for credit of all previous license fee payments made to the inventor prior to purchase, plus a perpetual royalty based upon gross sales of the product.

Backyard Drills –We market the Backyard Drills DVD and related materials under an exclusive world-wide license with Backyard Drills, LLC (“BYD”). The license excludes certain not-for-profit organizations and their members with which Backyard

Drills, LLC was doing business prior to entering into the exclusive license with the Company. The Company pays a royalty to BYD for every sale made, provided the price of sale of the BYD materials is at least $99. Should the sale price be reduced due to the market, the amount of the royalty will be reduced the same percentage that the sales price is reduced. Similarly, the royalty shall be increased if the sales price of the BYD materials is increased. BYD pays a royalty to the Company for each unit that it sells to the not-for-profit organizations in consideration for the benefit it receives from the Company’s marketing efforts.

Pasta Pronta – We market the Pasta Pronta pasta making device under an exclusive marketing agreement with De Worx Design & Manufacturing Ltd (“Licensor”), which includes an exclusive world-wide license to use all rights to the Pasta Pronta, including its current name, and the proprietary technology incorporated into the product, including all copyrights and patents pertaining to it for the purpose of marketing the product during the five (5) year term of the agreement. Our right of exclusivity is conditioned upon purchasing a set minimum number of units each year and a negotiated payment per unit.

Employees

The company currently has 8 full time employees. Seven employees are located in the company’s headquarters in Miami, Florida. One employee is located in Staten Island, New York.

Regulatory Mandates

No industry specific governmental approvals are need for the operation of our business. We do however use the law firm of Venable, LLP in Washington DC to monitor our advertising activities to ensure compliance with all applicable governmental regulations under the Federal Trade Commission and the Federal Food and Drug Administration.

Reports to Security Holders

We will make available free of charge any of our filings as soon as reasonably practicable after we electronically file these materials with, or otherwise furnish them to, the Securities and Exchange Commission (“SEC”). We are not including the information contained in our website as part of, or incorporating it by reference into, this report on Form 10-SB.

The public may read and copy any materials we file with the Securities and Exchange Commission (“SEC”). at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20002. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at (http://www.sec.gov).

ITEM 2. MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion and analysis should be read in conjunction with “Selected Financial Data” and our financial statements and related notes thereto included elsewhere in this registration statement. Portions of this document that are not statements of historical or current fact are forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this registration statement should be read as applying to all related forward-looking statements wherever they appear in this registration statement. From time to time, we may publish forward-looking statements relative to such matters as anticipated financial performance, business prospects, technological developments and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. All statements other than statements of historical fact included in this section or elsewhere in this report are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, the following: changes in the economy or in specific customer industry sectors; changes in customer procurement policies and practices; changes in product manufacturer sales policies and practices; the availability of product and labor; changes in operating expenses; the effect of price increases or decreases; the variability and timing of business opportunities including acquisitions, alliances, customer agreements and supplier authorizations; our ability to realize the anticipated benefits of acquisitions and other business strategies; the incurrence of debt and contingent liabilities in connection with acquisitions; changes in accounting policies and practices; the effect of organizational changes within the Company; the emergence of new competitors, including firms with greater financial resources than ours; adverse state and federal regulation and legislation; and the occurrence of extraordinary events, including natural events and acts of God, fires, floods and accidents.

Plan of Operations

On September 30, 2006, we had a working capital deficit of $1,419,026. We had a net loss of $1,291,449 for the nine months ended September 30, 2006. Based on current projections we expect to have sufficient cash flows from operations to meet our obligations currently due within the next 12 months.

We are currently analyzing the addition of several new products to our mix. Once the test marketing and direct response mix has been accomplished, we will publicly release the information; until that time, such information remains confidential and will not be released due to competition. We also intend to continue to promote our current product mix, focusing on our greatest brand products in the international market place. We expect this expanding distribution channel to increase sales further in 2007.

We may raise additional funds in order to grow our market share. If we are (i) unable to grow our business or improve our operating cash flows as expected, (ii) unable to raise additional funds through private placement sales of our common stock, or (iii) unable to borrow additional funds, then we may not be able to continue to grow sales at the same pace as 2006. There can be no assurance that additional financing will be available when needed or, if available, that it will be on terms favorable to us and our stockholders. If we are not successful in generating sufficient cash flows from operations, or in raising additional capital when required in sufficient amounts and on terms acceptable to us, these failures would have a material adverse effect on our business, results of operations and financial condition. If additional funds are raised through the issuance of equity securities, the percentage ownership of our current shareholders would be diluted. Our condensed consolidated financial statements do not include any adjustments that may result from the outcome of these uncertainties.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Gross Revenues and Costs of Operations

Gross revenues. Gross revenues increased from $4,222,120 for the period ended September 30, 2005 to $7,485,101 for the period ended September 30, 2006, an increase of $3,262,981, primarily as a result of the growth in sales of the ProCede product in 2006.

Sales returns and allowances. Sales returns and allowances increased from $662,457 for the period ended September 30, 2005 to $1,033,483 for the period ended September 30, 2006, an increase of $371,026, primarily as a result of the growth in sales of the ProCede product in 2006.

Costs of goods sold. Costs of goods sold increased from $285,186 for the period ended September 30, 2005 to $502,175 for the period ended September 30, 2006, an increase of $216,989, primarily as a result of the introduction of the ProCede product in 2006.

Selling, general and administrative expenses. Selling, general and administrative expenses increased from $5,982,610 for the period ended September 30, 2005 to $7,084,811 for the period ended September 30, 2006, an increase of $1,102,201, primarily as a result of increased Media costs, product distribution costs, additional legal expenses and increased marketing of as a result of the growth of the ProCede product.

Net Loss. Net loss decreased from $2,708,133 the period ended September 30, 2005 to $1,135,368 for the period ended September 30, 2006. The decrease is mainly attributed to growth of the ProCede product in 2006.

Cash. Cash decreased from $724,168 at December 31, 2005 to $237,641 at September 30, 2006, a decrease of $486,527, primarily as a result of the financing the continued growth of ProCede and launching additional products in 2006.

Accounts Receivable. Accounts Receivable increased from $113,925 at December 31, 2005 to $669,520 at September 30, 2006, an increase of $555,595, primarily as a result of the increased sales of the ProCede product.

Inventories. Inventories decreased from $253,699 at December 31, 2005 to $193,020 at September 30, 2006, a decrease of $60,679, primarily as a result of the increased sales of the ProCede product.

Intangible and other assets. Intangible and other assets increased from $770,215 at December 31, 2005 to $998,165 at September 30, 2006, an increase of $227,950, primarily as a result of the payments for ProCede.

Liabilities

Accounts payable and accrued expenses. Accounts payable and accrued expenses increased from $817,969 at December 31, 2005 to $1,270,600 at September 30, 2006. An increase of $452,651, primarily as a result of increased marketing and consulting activities associated with the ProCede product.

Due to related parties. Due to related parties decreased from $176,952 at December 31, 2005 to $0 at September 30, 2006, a decrease of $176,952. This decrease was primarily as a result of a conversion to restricted common stock.

Convertible promissory notes. Convertible promissory notes increased from $1,137,000 at December 31, 2005 to $1,547,000 at September 30, 2006, primarily as a result of an increase of promissory notes being converted and new debt being issued.

OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements.

ITEM 3. PROPERTIES

We lease approximately 5,305 square feet of office space in Miami, Florida, for $11,648 per month, $139,780.80 per year. Our lease is up for renewal October 31, 2008.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS.

There are no beneficial owners of more than five percent (5%) of all classes of our voting securities as of January 10, 2007. The percentage ownership has been calculated based on 65,355,697 shares of Common Stock outstanding. There are no persons that have a right to acquire within sixty (60) days, shares that would make them a beneficial owner from options, warrants, rights, conversion privilege or similar obligations of the Company.

SECURITY OWNERSHIP OF MANAGEMENT

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	Joseph I. Emas	500,000	*
Common	David Genzler	60,000	*
Common	Scott Swank	100,000	*

*	LESS THAN 1%.

CHANGES IN CONTROL

There are no arrangements which may result in a change in control.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

The directors and executive officers of Youth Enhancement, their ages and their present positions with Youth Enhancement are as follows:

Name	Age	Position with Youth Enhancement
Joseph I. Emas	52	Chief Executive Officer, Director
Scott Swank	35	Chief Operating Officer
David Genzler	54	Principal Accounting Officer

Joseph I. Emas – Chief Executive Officer

Mr. Emas is licensed to practice law in Florida, New Jersey and New York. Mr. Emas specializes in securities regulation, corporate finance, mergers and acquisitions and corporate law. Mr. Emas received his Honors BA at University of Toronto, Bachelor of Administrative Studies, with distinction, at York University in Toronto, his JD, cum laude from Nova Southeastern Shepard Broad Law School and his LL.M. in Securities Regulation at Georgetown University Law Center. Mr. Emas was an Adjunct Professor of Law at Nova Southeastern Shepard Broad Law School. Mr. Emas received the William Smith Award, Pro Bono Advocate for Children in 2000 and the 2006 Child Advocacy Award in Florida and is the author of “Update of Juvenile Jurisdiction Florida Practice in Juvenile Law.” Mr. Emas was been a member of the Juvenile Court Rules Committee for the State of Florida from 1999 through 2006, and currently sits on the Florida Child Advocacy Committee.

Scott Swank – Chief Operating Officer

Scott Swank has nearly 10 years experience in the marketing of products via direct response television. As COO, Mr. Swank has been involved with products and companies that have generated nearly $1 billion dollars in revenue driven by direct response advertisements. He is a graduate of Ball State University with a degree in Business Management.

Through his experience with some of the most respected individuals, DR marketing firms, and vendors, Mr. Swank has developed a tremendous knowledge in operating profitable campaigns and maximizing revenue. His background includes media buying, inventory management, offer development, financial analysis, and new product development.

Acting as COO of Reliant Interactive Media Corp in the late 1990’s, Mr. Swank helped Reliant grow to over $100 million in sales in its first full fiscal year. Annual revenue from their products through infomercials continued to grow until Reliant was acquired by Thane International; a competing direct response marketer where he then became COO of the combined entity.

In 2004, Mr. Swank formed Swank Consulting, Inc., a company dedicated to helping companies with limited experience in direct response marketing launch their products to the world via short form spots and infomercials.

David Genzler – Principal Accounting Officer

David Genzler, has been Chief Accounting Officer since 2002 for Non-Invasive monitoring Systems, Inc. a public entity that specializes in developing and marketing medical devises. From 1998 through 2002, Mr. Genzler was a Chief Financial Officer for Car Care Parts Corp., a light manufacturer of compressors, distributor of aftermarket auto parts and supplier to the quick lube industry. Prior 1998, Mr. Genzler was Accounting Manager and Assistant Controller for Tadiran Telecommunications, Inc. (1994-1998), Controller and Chief Financial Officer for Bolar Pharmaceuticals Company, Inc. (1987-1993) and Accounting Manager for Concord Fabrics, INC. (1983-1987). Mr. Genzler received his Bachelor of Science, Accounting from the New York Institute of Technology in 1987.

ITEM 6. EXECUTIVE COMPENSATION.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All other Compensation	Total
	$	$	$	$	$	$	$	$	$
Kevin Sepe – former CEO	2006	144,000	0						144,000
	2005	144,000	65,000						209,000
	2004	144,000	45,000						189,000
	2003	144,000	110,000						254,000
Ken Oxsalida former President	2006	132,837	0						132,837
	2005	97,510	35,000						132,510
	2004	131,686	30,000						161,686
	2003	92,927	65,000						157,927
Joseph Emas - CEO	2006	7,500							7,500
Scott Swank - COO	2006	67,106		100,000					167,106
Dave Genzler - Treasurer	2006	8,654		30,000					38,654

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

There are no related party transactions.

ITEM 8. DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of 100,000,000 shares of common stock, $.0001 par value per share, and 10,000,000 shares of Preferred, $.0001 par value per share.

Common Stock

The shares of our common stock presently outstanding, and any shares of our common stock issued upon exercise of stock options and/or warrants, will be fully paid and non-assessable. Each holder of common stock is entitled to one vote for each share owned on all matters voted upon by shareholders, and a majority vote is required for all actions to be taken by shareholders, except that a plurality is required for the election of directors. In the event we liquidate, dissolve or wind-up our operations, the holders of the common stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all our debts and liabilities and the liquidation preference of any shares of preferred stock that may then be outstanding. The common stock has no preemptive rights, no cumulative voting rights, and no redemption, sinking fund, or conversion provisions. Since the holders of common stock do not have cumulative voting rights, holders of more than 50% of the outstanding shares can elect all of our directors, and the holders of the remaining shares by themselves cannot elect any directors. Holders of common stock are entitled to receive dividends, if and when declared by our board of directors, out of funds legally available for such purpose, subject to the dividend and liquidation rights of any preferred stock that may then be outstanding.

Preferred Stock

The Preferred Stock will be “blank check” preferred stock, giving the Board the authorization to issue preferred stock from time to time in one or more series and to fix the number of shares and the relative dividend rights, conversion rights, voting rights and special rights and qualifications of any such series. Any issuance of preferred stock with voting rights could, under certain circumstances, have the effect of delaying or preventing a change in control of the Company by increasing the number of outstanding shares entitled to vote and increasing the number of votes required to approve a change in control of the Company.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying cash dividends on our common shares in the foreseeable future. We may not have sufficient funds to legally pay dividends. Even if funds are legally available to pay dividends, we may nevertheless decide in our sole discretion not to pay dividends.

Stock Option Plan

On April 30, 2004, the Board of Directors of the Company adopted, and on April 30, 2004, a majority of the Company’s stockholders approved, the 2004 Stock Option Plan (the “Plan”). The Plan provides for the grant to employees, officers, directors, consultants and independent contractors of non-qualified stock options as well as for the grant of stock options to employees that qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986 (“Code”) or as non-qualified stock options. The purpose of the Plan is to enable the Company to attract and retain qualified persons as employees, officers and directors and others whose services are required by the Company, and to motivate such persons by providing them with an equity participation in the Company.

The Plan is administered by the Option Committee of the Board of Directors (the “Committee”), which has, subject to specified limitations, the full authority to grant options and establish the terms and conditions for vesting and exercise thereof. The exercise price of incentive stock options granted under the Plan is required to be no less than the fair market value of the common stock on the date of grant (110% in the case of a greater than 10% stockholder). The exercise price of non-qualified stock options is required to be no less than the fair market value of the common stock on the date of grant. Options may be granted for terms of up to 10 years (5 years in the case of incentive stock options granted to greater than 10% stockholders). No optionee may be granted incentive stock options such that the fair market value of the options which first become exercisable in any one calendar year exceeds $100,000. If an optionee ceases to be employed by, or ceases to have a relationship with the Company, such optionee’s options expire six months after termination of the employment or consulting relationship by reason of death, one year after termination by reason of permanent disability, immediately upon termination for cause and three months after termination for any other reason.

In order to exercise an option granted under the Plan, the optionee must pay the full exercise price of the shares being purchased. Payment may be made either: (i) in cash; or (ii) at the discretion of the Committee, by delivering shares of common stock already owned by the optionee that have a fair market value equal to the applicable exercise price; or (iii) with the approval of the Committee, with monies borrowed from the Company.

Subject to the foregoing, the Committee has broad discretion to describe the terms and conditions applicable to options granted under the Plan. The Committee may at any time discontinue granting options under the Plan or otherwise suspend, amend or terminate the Plan and may, with the consent of an optionee, make such modification of the terms and conditions of such optionee’s option as the Committee shall deem advisable. However, the Committee has no authority to make any amendment or modifications to the Plan or any outstanding option which would: (i) increase the maximum number of shares which may be purchased pursuant to options granted under the Plan, either in the aggregate or by an optioned, except in connection with certain antidilution adjustments; (ii) change the designation of the class of employees eligible to receive qualified options; (iii) extend the terms of the Plans or the maximum option period thereunder; (iv) decrease the minimum qualified option price or permit reductions of the price at which shares may be purchased for qualified options granted under the Plan, except in connection with certain antidilution adjustments; or (v) cause qualified stock options issued under the Plan to fail to meet the requirements of incentive stock options under Section 422 of the Code. Any such amendment or modification shall be effective immediately, subject to stockholder approval thereof within 12 months before or after the effective date. No option may be granted during any suspension or after termination of the Plan.

The Plan is designed to meet the requirements of an incentive stock option plan as defined in Code Section 422. As a result, an optioned will realize no taxable income, for federal income tax purposes, upon either the grant of an incentive stock option under the Plans or its exercise, except that the difference between the fair market value of the stock on the date of exercise and the exercise price is included as income for purposes of calculating Alternative Minimum Tax. If no disposition of the shares acquired upon exercise is made by the optioned within two years from the date of grant or within one year from the date the shares are transferred to the optioned, any gain realized upon the subsequent sale of the shares will be taxable as a capital gain. In such case, the Company will be entitled to no deduction for federal income tax purposes in connection with either the grant or the exercise of the option. If, however, the optioned disposes of the shares within either of the periods mentioned above, the optioned will realize earned income in an amount equal to the excess of the fair market value of the shares on the date of exercise (or the amount realized on disposition if less) over the exercise price, and the Company will be allowed a deduction for a corresponding amount.

No options are outstanding as of the date herein.

PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Shares of our common stock are currently quoted on the “pink sheets” Bulletin Board under the symbol “YEHS.PK.”

For the periods indicated, the following table sets forth the high and low bid prices per share of common stock, as reported by pink sheets.com. These prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions.

Periods	High	Low
Fiscal Year 2005
First Quarter (January-March 2005)	3.25	.25
Second Quarter (April-June 2005)	.30	.25
Third Quarter (July-September 2005)	.25	.20
Fourth Quarter (October-December 2005)	.20	.10

Fiscal Year 2006
First Quarter (January-March 2006)	2.00	.20
Second Quarter (April-June 2006)	1.52	.50
Third Quarter (July through September, 2006)	1.00	.20
Fourth Quarter (October-December 2006)	.79	.20

On February 7, 2007, the closing bid price of our common stock was $.45.

Holders of Record

As of February 7, 2007 we had approximately 445 holders of record of our common stock. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of common stock whose shares are held in the names of various security brokers, dealers, and registered clearing agencies.

ITEM 2. LEGAL PROCEEDINGS

We are currently not involved in any litigation that we believe could have a materially adverse effect on our financial condition or results of operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of our company or any of our subsidiaries, threatened against or affecting our company, our common stock, any of our subsidiaries or of our company’s or our company’s subsidiaries’ officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES.

We have had no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures with any of our accountants for the year ended December 31, 2005 or any interim period.

We have not had any other changes in nor have we had any disagreements, whether or not resolved, with our accountants on accounting and financial disclosures during our recent fiscal year or any later interim period.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

The Company sold 5,000,000 shares of Series A Preferred Stock from 1/22/04 to 3/25/05, at $1.00 per shares, for a total consideration before $5,000,000. The offer and sale of the securities above were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Rule 506 promulgated under the Securities Act and in Section 4(2) and Section 4(6) of the Securities Act. Each offeree was provided access to the Company’s financial statements and any other information that they deemed relevant or necessary in making their respective decision to accept shares of common stock in exchange for services. Each offeree was deemed to have the financial or business experience necessary to evaluate the risks of their investment in the Company.

The Company, from 8/12/05 to 9/28/05, sold promissory notes in the aggregate amount $1,547,000. The offer and sale of the securities above were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Rule 506 promulgated under the Securities Act and in Section 4(2) and Section 4(6) of the Securities Act. Each offeree was provided access to the Company’s financial statements and any other information that they deemed relevant or necessary in making their respective decision to accept shares of common stock in exchange for services. Each offeree was deemed to have the financial or business experience necessary to evaluate the risks of their investment in the Company.

The Company, from 7/5/04 to 1/13/06, the Company accepted the conversion of 5,000,000 shares of its Series A Preferred Stock to Series B Preferred Stock, at a conversion price of $1.00 per share. The offer and sale of the securities above were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Rule 506 promulgated under the Securities Act and in Section 4(2) and Section 4(6) of the Securities Act. Each offeree was provided access to the Company’s financial statements and any other information that they deemed relevant or necessary in making their respective decision to accept shares of common stock in exchange for services. Each offeree was deemed to have the financial or business experience necessary to evaluate the risks of their investment in the Company.

The Company sold 8,589,999 shares of common stock from 11/13/02 to 10/15/04 at $1.00 per shares, for a total consideration before $8,589,999. The offer and sale of the securities above were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Rule 506 promulgated under the Securities Act and in Section 4(2) and Section 4(6) of the Securities Act. Each offeree was provided access to the Company’s financial statements and any other information that they deemed relevant or necessary in making their respective decision to accept shares of common stock in exchange for services. Each offeree was deemed to have the financial or business experience necessary to evaluate the risks of their investment in the Company.

The Company, from 2/3/06 to 2/8/07, sold convertible debentures in the aggregate amount $177,000. The offer and sale of the securities above were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Rule 506 promulgated under the Securities Act and in Section 4(2) and Section 4(6) of the Securities Act. Each offeree was provided access to the Company’s financial statements and any other information that they deemed relevant or necessary in making their respective decision to accept shares of common stock in exchange for services. Each offeree was deemed to have the financial or business experience necessary to evaluate the risks of their investment in the Company.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

We have the authority under Section 607.0850 of the Florida Business Corporation Act to indemnify its directors and officers to the extent provided for in such statute. Our Articles of Incorporation and Bylaws provide that the Registrant may insure, shall indemnify and shall advance expenses on behalf of our officers and directors to the fullest extent not prohibited by law.

We have not purchased insurance against costs which may be incurred by it pursuant to the foregoing provisions of its certificate of incorporation and bylaws, nor does it insure its officers and directors against liabilities incurred by them in the discharge of their functions as such officers and directors.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to our director, officer and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the 1933 Act, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act, and will be governed by the final adjudication of such issue.

PART F/S

ITEMS 1 AND 2. INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS

The financial statements required by this Part F/S are contained under the sections “Youth Enhancement Systems, Inc. Index to Financial Statements” of the Registration Statement. The aforementioned financial statements are incorporated herein by reference.

Attached are audited financial statements for the Company for the period ended September 30, 2006. The following financial statements are attached to this report and filed as a part thereof.

Index to Financial Statements
Balance Sheets
Statements of Operations
Statements of Cash Flows
Notes to Financial Statements

EXHIBIT NO.	DESCRIPTION
3.1	1. Certificate of Incorporation of Registrant filed with the State of Delaware on October 26, 1982.*
2. Certificate of Amendment of Certificate of Incorporation of Registrant filed with the State of Delaware on October 14, 1994.*
3. Certificate For Renewal and Revival of Charter filed with the State of Delaware on May 20, 1994.*
4. Certificate For Renewal and Revival of Charter of Registrant filed with the State of Delaware on April 23, 1996.*
5. Certificate of Amendment of Certificate of Incorporation of Registrant filed with the State of Delaware on June 19, 1997.*
6. Certificate For Renewal and Revival of Charter of Registrant filed with the State of Delaware on May 18, 1999.*
7. Certificate of Amendment of Certificate of Incorporation of Registrant filed with the State of Delaware on July 27, 1999.*
3.2	By-Laws
3.3	Articles of Merger and Redomestication
10.1	Form of Exclusive Manufacture and Marketing Agreement

*	Incorporated by reference to the predecessor Company’s filing (SEC File 000-28201) on Form 10-KSB, as filed with the Securities and Exchange Commission on November 20, 2000.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Youth Enhancement Systems, Inc

Date: February 9, 2007	By:	/s/ Joseph I. Emas
Joseph I Emas,
Chief Executive Officer
Date: February 9, 2007

	By:	/s/ David Genzler
David Genzler,
Principal Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: February 9, 2007	By:	/s/ Joseph I. Emas
Joseph I. Emas
Dircetor

YOUTH ENHANCEMENT SYSTEMS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2006 and 2005

YOUTH ENHANCEMENT SYSTEMS, INC.

CONSOLIDATED BALANCE SHEET

September 30, 2006

(unaudited)
ASSETS
Current Assets:
Cash	$237,641
Accounts receivable	669,520
Inventory	193,020
Other current assets	122,268

Total current assets	1,222,448

Property and equipment, net	6,329
Intangible assets	965,000
Other assets	33,165

Total assets	$2,226,942

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY

Current Liabilities:
Accounts payable and accrued expenses	$1,270,620
Accrued interest on loans payable	185,063
Promissory note	100,000
Loans payable	359,008
Convertible promissory notes	1,547,000

Total current liabilities	3,461,691

Commitments and contingencies

Stockholders’ Equity:

Preferred Stock, Series A; $.0001 par value, 5,000,000 shares authorized, 1,855,600 issued and outstanding	1,838,100

Preferred Stock, Series B; $.0001 par value, 5,000,000 shares authorized, 1,343,500 issued and outstanding	1,035,927
Common stock; $.0001 par value, 100,000,000 shares authorized, 65,355,697 issued and outstanding	6,536
Additional paid-in capital	8,589,999
Accumulated deficit	(12,705,311)

Total stockholders’ deficiency	(1,234,749)

Total liabilities and stockholders’ deficiency	$2,226,942

See Notes to Consolidated Financial Statements.

YOUTH ENHANCEMENT SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2006	2005	2006	2005
Gross revenues	$2,562,994	$1,559,795	$7,485,101	$4,222,120
Sales returns and allowances	(344,562)	(244,733)	(1,033,483)	(662,457)

Net revenues	2,218,432	1,315,062	6,451,618	3,559,663

Cost of revenues	423,894	120,986	502,175	285,186

Gross profit	1,794,538	1,194,076	5,949,443	3,274,477

Operating expenses:
Selling, general and administrative	1,800,640	2,854,073	7,084,811	5,982,610

Total operating expenses	1,800,640	2,854,073	7,084,811	5,982,610

Loss from operations	(6,102)	(1,659,997)	(1,135,368)	(2,708,133)

Other income (expense):
Other income	3,749	934	4,253	1,643
Interest expense	(30,754)	(62,706)	(160,384)	(160,575)

	(27,005)	(61,772)	(156,131)	(158,932)

Net loss	$(33,107)	$(1,721,769)	$(1,291,499)	$(2,867,065)

See Notes to Consolidated Financial Statements.

YOUTH ENHANCEMENT SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended September 30,
	2006	2005
Cash flows from operating activities:
Net loss	$(1,291,449)	$(2,867,065)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	5,438	—
Provision for returns	75,000	—
Provision for doubtful accounts	75,000	—
Changes in operating assets and liabilities:
Accounts receivable	(705,595)	(1,196)
Inventory	60,679	(36,858)
Prepaid Expenses and other asset	(119,427)	3,000
Accounts payable and accrued expenses	452,212	345,494
Accrued interest on notes payable to related parties	29,116	—
Merger intent deposit	—	—

Net cash used in operating activities	(1,419,026)	(2,556,625)

Cash flows used in investing activity:
Payments toward patent agreement	(225,000)	(200,000)

Net cash used in investing activity	(225,000)	(200,000)

Cash flows from financing activities:
Repayment of related party loans	(175,452)	(227,996)
Proceeds from issuance of shares	1,022,951	2,523,800
Proceeds from issuance of convertible promissory notes	410,000	651,952
Payments of promissory note	(100,000)	—

Net cash provided by financing activities	1,157,499	2,947,756

Net increase (decrease) in cash	(486,527)	191,131

Cash, beginning of year	724,168	72,351

Cash, end of year	$237,641	$263,482

Supplemental disclosures of cash flow information:
Cash paid for taxes	$—	$—

Cash paid for interest	$167,122	$214,101

See Notes to Consolidated Financial Statements.

YOUTH ENHANCEMENT SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006

NOTE 1 - NATURE OF BUSINESS

Youth Enhancement Systems, Inc. (Company) was incorporated in the State of Florida in 2002. The Company and its subsidiaries develop, manufacture, and market beauty and body enhancement products worldwide. The Company maintains its production facility and headquarters in Miami, Florida.

NOTE 2 - BASIS OF PRESENTATION AND CONSOLIDATION

The accompanying consolidated financial statements include the results of operations of all subsidiaries over which the Company holds a 100% interest. The results of operations of these companies are accounted for using the consolidated method of accounting. All material inter-company accounts and transactions have been eliminated.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Interim reporting

While the information presented in the accompanying interim three and nine months financial statements is unaudited, it includes all adjustments, which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented in accordance with accounting principles generally accepted in the United States of America. These interim financial statements follow the same accounting policies and methods of their application as the December 31, 2005 annual financial statements of Youth Enhancement Systems, Inc. All adjustments are of a normal recurring nature. It is suggested that these interim financial statements be read in conjunction with the Company’s December 31, 2005’s annual financial statements.

Operating results for the three and nine months ended September 30, 2006 are not necessarily indicative of the results that can be expected for the year ended December 31, 2006.

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results will differ from those estimates. Significant estimates during the periods include the provision for doubtful accounts, provision for product returns, evaluation of obsolete inventory, and the useful life of long-term assets, such as property, plant and equipment.

Revenue recognition

The Company recognizes product revenue, net of estimated sales discounts and returns and allowances, in accordance with Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition in Financial Statements” which established that revenue can be recognized when persuasive evidence of an arrangement exists, the product has been shipped, all significant contractual

YOUTH ENHANCEMENT SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006

obligations have been satisfied, the fee is fixed or determinable and collection is reasonably assured. In addition, the Company recognizes product revenue in accordance with Statement of Financial Accounting Standard (SFAS) No. 48 “Revenue Recognition When Right of Return Exists”. This statement requires that in order to recognize revenue at the point of sale when the buyer has a return privilege, the amount of future returns must be reasonably estimable by the seller company.

Fair value of financial instruments

The carrying amounts of financial instruments, including cash, accounts receivable, lines of credit and accounts payable and accrued expenses approximate fair value at September 30, 2006 because of the relatively short maturity of the instruments. The carrying value of long-term debt and convertible promissory notes approximate fair value at September 30, 2006 based upon terms available for companies under similar arrangements.

Cash and cash equivalents

The Company considers all highly liquid debt securities purchased with original or remaining maturities of three months or less to be cash equivalents. The carrying value of cash equivalents approximates fair value.

Restricted cash

In accordance with Accounting Review Board (ARB) No. 43, Chapter 3A “Current Assets and Current Liabilities”, cash which is restricted as to withdrawal is considered to be a noncurrent asset. Restricted cash consists of a reserve for credit card processing of approximately $10,000, which the Company holds in a separate escrow account as required by its third party inventory fulfillment center. This amount is included in other assets.

Accounts receivable

Accounts receivable are reported at net realizable value. The Company has established an allowance for doubtful accounts based upon factors pertaining to the credit risk of specific customers, historical trends, and other information. Delinquent accounts are written-off when it is determined that the amounts are uncollectible. At September 30, 2006, the provision for doubtful accounts was $75,000. Additionally, the Company has established an allowance for product returns based upon factors pertaining to historical trends. At September 30, 2006, the provision for product returns was $75,000.

Inventories

Inventories consist of finished goods and are stated at the lower of cost or market, with cost being determined by the first-in, first-out (FIFO) method. The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. The Company writes down inventory during the period in which such products are considered no longer effective.

YOUTH ENHANCEMENT SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is recorded on the straight-line basis over the estimated useful lives of the assets, which range from three to ten years. Normal maintenance and repairs of property and equipment are expensed as incurred while renewals, betterments and major repairs that materially extend the useful life of property and equipment are capitalized. Upon retirement or disposition of property and equipment, the asset and related accumulated depreciation or amortization is removed from the accounts and any resulting gain or loss is charged to operations.

Intangible assets

The Company accounts for intangible assets in accordance with SFAS 142. Generally, intangible assets with indefinite lives, and goodwill, are no longer amortized; they are carried at lower of cost or market and subject to annual impairment evaluation, or interim impairment evaluation if an interim triggering event occurs, using a new fair market value method. Intangible assets with finite lives are amortized over those lives, with no stipulated maximum, and an impairment test is performed only when a triggering event occurs. Such assets are amortized on a straight-line basis over the estimated useful life of the asset.

Intangible assets consist of license payments made in accordance with an agreement to purchase the formula and patent used in the Company’s primary product. The Company considers the patent to have an indefinite life.

Income taxes

The Company uses the liability method for income taxes as required by SFAS No. 109 “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when it is more likely than not that the deferred tax assets will not be realized.

Shipping and handling costs

Shipping and handling costs are included as selling, general and administrative expense, in accordance with guidance established by the Emerging Issues Task Force (EITF) No. 00-10, “Accounting for Shipping and Handling Costs.” EITF 00-10 permits companies to adopt a policy of including shipping and handling costs in cost of sales or other income statement line items.

Advertising

Advertising costs are expensed as incurred and included in selling general and administrative expenses in the accompanying consolidated statements of operations. The Company incurred advertising expenses of $3,088,958 and $1,909,159 as of September 30, 2006 and 2005, respectively.

YOUTH ENHANCEMENT SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006

Income (loss) per share

The Company presents basic income (loss) per share and diluted earnings per share in accordance with the provisions of SFAS No. 128 “Earnings per Share”.

Under SFAS 128, basic net loss per share is computed by dividing the net loss for the year by the weighted average number of common shares outstanding during the year. Diluted net loss per share is computed by dividing the net loss for the year by the weighted average number of common shares and common share equivalents outstanding during the year. The Company may have to issue up to 1,547,000 shares upon conversion of certain convertible promissory notes after September 30, 2006. Such other common stock equivalents are antidilutive and have been excluded from the computation of the weighted average shares outstanding.

Provision for Returns

In the normal course of business, the Company does not provide stock-balancing or price protection rights to its distributors; however, on a non-recurring basis, the Company has accepted product returns. The Company estimates its provision for product returns to amount to $75,000 at September 30, 2006. Management establishes provisions for estimated returns concurrently with the recognition of revenue. The provisions are established based upon consideration of a variety of factors, including, among other things, recent and historical return rates for both specific distributors and projected economic conditions. As noted above, the provision for product returns was $75,000.

Concentration of credit risks

The Company is subject to concentrations of credit risk primarily from cash and cash equivalents and accounts receivable. The Company maintains accounts with financial institutions, which at times exceeds the insured Federal Deposit Insurance Corporation limit of $100,000. The Company minimizes its credit risks associated with cash by periodically evaluating the credit quality of its primary financial institutions. The Company’s accounts receivables are due from the individuals in which it markets its products. The Company does not require collateral to secure its accounts receivables. No customers accounted for more than 10% of its net accounts receivables.

Product concentration risk

Although the Company offers multiple products, substantially all of the revenue generated is derived from the sale of one product.

Supplier concentration risk

One of the Company’s suppliers procures the formula which is used in manufacturing substantially all of the Company’s products. The agreement with this supplier terminates in March 2011. The Company cannot guarantee that it will be able to renew such agreement on acceptable terms, or if unable to renew the agreement, that it will secure the procurement of such formula from other suppliers on similar terms, if at all.

YOUTH ENHANCEMENT SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006

New accounting pronouncements

Share-based payment

In December 2004, the Financial Accounting Standards Board (FASB) finalized SFAS 123R, “Share-Based Payment”, amending SFAS No. 123. SFAS 123R requires the Company to expense stock options based on grant date fair value in the financial statements. Further, the adoption of SFAS 123R requires additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements.

The Company has adopted SFAS 123R, effective January 1, 2006, using the modified prospective method and the adoption thereof will have no effect on our cash flows, or our results of operations as there are no share-based compensation plans in place.

Accounting changes and error corrections

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”. SFAS 154 replaces Accounting Principals Board (APB) Opinion No. 20 and SFAS No. 3 “Reporting Accounting Changes in Interim Financial Statements”, and applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of change a cumulative effect of changing to the new accounting principle whereas SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle, unless it is impracticable. SFAS 154 enhances the consistency of financial information between periods. SFAS 154 will be effective beginning the first quarter of fiscal 2007. The Company does not expect the adoption of SFAS 154 will have a material impact on financial position, results of operations, or cash flows.

NOTE 4 – MERGER AGREEMENT

In December 2006, the Company entered into an Agreement and Plan of Merger with MaxPlanet Corp. (MaxPlanet), a corporation formed under the laws of the State of Nevada (MaxPlanet) and Youth Enhancement Merger Sub, Inc. (Merger Sub), a corporation formed under the laws of Nevada and wholly owned subsidiary of MaxPlanet. Under the terms of the agreement, the Company effected a share exchange with MaxPlanet (a public company) and the Merger Sub.

NOTE 5 – CONVERTIBLE PROMISSORY NOTES

The Company has extended the initial maturity dates of convertible promissory notes issued in 2005 and 2006. These convertible promissory notes allow for conversion to common stock prior to maturity date or repayment of principal plus interest on the date of maturity, which was one year from the date of issuance. After extension, the notes will now mature between late 2007 and early 2008. The convertible promissory notes totaled $1,547,000 at the end of September 30, 2006.

Exhibit Index

Exhibit No.	Description
3.2	By-Laws
3.3	Articles of Merger and Redomestication
10.1	Form of Exclusive Manufacture and Marketing Agreement